# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Paramount Gold Nevada Corp., CIK 0001629210
CUSIP: 69924M109
Title of class of securities: Common Stock, par value US$ 0.01 per share
Address of issuer's principal executive offices: 665 ANDERSON STREET, WINNEMUCCA, Nevada (NV), 89445
Date of event which requires filing of this statement: 02/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002112046

## Reporting persons
- Yuan Fangjian: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 6,717,111.79; sole dispositive power 0; shared dispositive power 6,717,111.79; aggregate amount beneficially owned 6,717,111.79 (8.5% of the class)
  Comment: The reporting person holds a limited, revocable power of attorney to trade securities in an account beneficially owned by a family member. The reporting person disclaims beneficial ownership except to the extent of voting and dispositive power, if any
  
  The Reporting Person has been granted limited and revocable trading authority with respect to the securities held by an entity beneficially owned by a family member. The Reporting Person does not have any economic interest in the Entity and receives no compensation in connection with such authority. The Reporting Person may be deemed to share dispositive power over the securities held by the Entity solely for purposes of Section 13(d) of the Securities Exchange Act of 1934 and disclaims beneficial ownership except to the extent of such dispositive power, if any.
  
  There is no agreement among the Reporting Person and any other person to act together with respect to the acquisition, disposition, or voting of the securities of the Issuer.

## Item 1. Issuer
Name of issuer: Paramount Gold Nevada Corp.
Address of issuer's principal executive offices: 665 ANDERSON STREET, WINNEMUCCA, NEVADA, 89445

## Item 2. Person Filing
Name of person filing: Fangjian Yuan
Address of principal business office or, if none, residence:
The Yard
157 Columbus Ave
New York,NY,10023
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: 6,717,112
Percent of class: Percent of class: 8.47% (based on 79,325,833 shares outstanding as updated Feb 10, 2026)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: Amount beneficially owned: 6,717,112
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: Amount beneficially owned: 6,717,112

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Yuan Fangjian: Fangjian Yuan, Fangjian Yuan (02/18/2026)